FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period May 12, 2003

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

(Registrant)
Date: May 12, 2003	/s/ Garth Johnson

(Signature)
Garth Johnson

(Name)
President/CEO

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Trans-Orient Petroleum Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. Date of Material Change

On or about May 12, 2003

Item 3. Press Release

May 12, 2003

Item 4. Summary of Material Change

Trans-Orient Petroleum announces appointment of new officer and director.

Item 5. Full Description of Material Change

Mr. Peter Loretto has accepted the position of President, CEO and Director of the Company effective immediately, replacing Mr. Garth Johnson who held the interim President and CEO position. Mr. Johnson will continue to act as the Company's Corporate Secretary, CFO and Director. In addition, long-time Director, Mr. Bernhard Zinkhofer tendered his resignation as a Director to the Company effective immediately. The Company will continue to rely on Mr. Zinkhofer as the Company's legal counsel.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

Garth Johnson, CEO, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 12, 2003                  "Garth Johnson"
                                       Garth Johnson, CEO, Corporate Secretary/Chief Financial Officer

Place of Declaration:       Vancouver, B.C.